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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         True North Communications Inc.
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             (Exact name of registrant as specified in its charter)

           Delaware                                      36-1088161
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(State or other jurisdiction of                (IRS Employer Identification No.)
        incorporation)

    101 East Erie Street
     Chicago, Illinois                                                 60611
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(Address of principal executive offices)                            (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

Securities Act registration statement file number to which this form relates:
None.
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Securities to be registered pursuant to Section 12(b) of the Act:


    Title of Each Class                          Name of Each Exchange on Which
    to be so Registered                          Each Class is to be Registered
-----------------------                          ------------------------------
Preferred stock purchase rights                         New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None.


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                  True North Communications Inc., a Delaware corporation (the
"Company"), amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 5, 1998, as amended April 16, 1999. The Company and First Chicago Trust Company of New York (the "Rights Agent") have entered into the Second Amendment and the Third Amendment, each dated as of March 18, 2001, to the Rights Agreement, dated as of November 4, 1998, as amended as of April 12, 1999 (the "Rights Agreement"), between the Company and the Rights Agent, in connection with the execution of the Agreement and Plan of Merger, dated as of March 18, 2001 (the "Merger Agreement"), among The Interpublic Group of Companies, Inc. ("IPG"), Veritas Acquisition Corp. and the Company.

                  The Second Amendment provides that the execution and delivery of the Merger Agreement, the Merger (as defined in the Merger Agreement) and any other transaction contemplated by the Merger will not cause (i) the rights issued pursuant to the Rights Agreement to become exercisable under the Rights Agreement, (ii) a Stock Acquisition Date (as defined in the Rights Agreement) to occur, (iii) IPG or any of its Affiliates or Associates to become an Acquiring Person (as such terms are defined in the Rights Agreement) or (iv) a Triggering Event (as defined in the Rights Agreement) to occur upon any such event.

                  The Third Amendment eliminates the carve out in the Rights Agreement that previously allowed Publicis Communication to acquire up to 22% of the outstanding shares of common stock of the Company without becoming an Acquiring Person or triggering a Distribution Date (as defined in the Rights Agreement).

                  The Second Amendment and the Third Amendment are incorporated herein by reference and the foregoing descriptions of the Second Amendment and the Third Amendment are qualified in their entirety by reference to the Second Amendment and the Third Amendment.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On November 4, 1998, the Board of Directors of True North Communications Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, $.33-1/3 par value per share (the "Common Stock"), to stockholders of record at the close of business on November 30, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one two-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Company at a price of $100 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 4, 1998, as amended (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent.

                  On March 18, 2001, the Agreement and Plan of Merger, dated as of March 18, 2001 (the "Merger Agreement"), was entered into by The Interpublic Group of Companies, Inc. ("IPG"), Veritas Acquisition Corp. and the Company. Pursuant to the Merger Agreement, the Company agreed to amend the Rights Agreement.


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                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued on or after November 30, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 30, 2008, unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that, at any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is authorized for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share

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value of $25 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $100.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is acquired in a merger or other business combination transaction in which the Company is the surviving corporation and all or part of the Common Stock is converted into securities of another entity, cash or other property, or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  The execution and delivery of the Merger Agreement, the Merger (as defined in the Merger Agreement) and any other transaction contemplated by the Merger Agreement will not cause (i) the Rights to become exercisable under the Rights Agreement, (ii) the occurrence of a Stock Acquisition Date, (iii) IPG or any of its Affiliates or Associates (as such terms are defined in the Rights Agreement) to become an Acquiring Person or (iv) a Triggering Event to occur upon any such event.

                  The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one two-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                  In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of the Board of Directors authorizing

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any redemption, the Rights will terminate and the only right of the holders of
Rights will be to receive the redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                  A copy of the Rights Agreement, as amended, is available free of charge from the Rights Agent. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

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ITEM 2.  EXHIBITS

Exhibit 4.1 Rights Agreement, dated as of November 4, 1998, between the Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes the Form of Certificate of Designation of Series B Junior Participating Preferred Stock of the Registrant as EXHIBIT A, the Form of Rights Certificate as EXHIBIT B, and the Summary of Rights to Purchase Preferred Stock as EXHIBIT C (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated November 4, 1998).

Exhibit 4.2 First Amendment, dated as of April 12, 1999, to the Rights Agreement, dated as of November 4, 1998, between the Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes the amended Form of Rights Certificate as EXHIBIT B and the amended Summary of Rights to Purchase Preferred Stock as EXHIBIT C (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-A/A dated April 16, 1999).

Exhibit 4.3 Second Amendment, dated as of March 18, 2001, to the Rights Agreement, dated as of November 4, 1998, as amended as of April 12, 1999, between the Registrant and First Chicago Trust Company of New York, as Rights Agent.

Exhibit 4.4 Third Amendment, dated as of March 18, 2001, to the Rights Agreement, dated as of November 4, 1998, as amended as of April 12, 1999 and as of March 18, 2001, between the Registrant and First Chicago Trust Company of New York as Rights Agent.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                TRUE NORTH COMMUNICATIONS INC.


                                By:/s/ Kevin J. Smith
                                   -----------------------------------------
                                     Name:  Kevin J. Smith
                                     Title: Executive Vice President and Chief
                                                 Financial Officer


Dated:  March 26, 2001


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                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

Exhibit 4.1 Rights Agreement, dated as of November 4, 1998, between the Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes the Form of Certificate of Designation of Series B Junior Participating Preferred Stock of the Registrant as EXHIBIT A, the Form of Rights Certificate as EXHIBIT B, and the Summary of Rights to Purchase Preferred Stock as EXHIBIT C (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated November 4, 1998).

Exhibit 4.2 First Amendment, dated as of April 12, 1999 to the Rights Agreement dated as of November 4, 1998 between the Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes the amended Form of Rights Certificate as EXHIBIT B and the amended Summary of Rights to Purchase Preferred Stock as EXHIBIT C (incorporated by reference to the Registrant's
              Form 8-A/A, dated April 16, 1999).

Exhibit 4.3 Second Amendment, dated as of March 18, 2001, to the Rights Agreement, dated as of November 4, 1998, as amended as of April 12, 1999, between the Registrant and First Chicago Trust Company of New York, as Rights Agent.

Exhibit 4.4 Third Amendment, dated as of March 18, 2001, to the Rights Agreement, dated as of November 4, 1998, as amended as of April 12, 1999 and as of March 18, 2001, between the Registrant and First Chicago Trust Company of New York as Rights Agent.

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